Exhibit 99.1

EVIATION AIRCRAFT LTD.

1 Ha’Ofeh Street, Kadima-Tzoran 6092000, P.O. Box 5062, Israel

NOTICE OF AN ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

To be Held on December 31, 2018

Notice is hereby given that an Annual General Meeting of the Shareholders of Eviation Aircraft Ltd. (the “Company”) will be held on Monday, December 31, 2018, at 2:00 p.m. Israel time, at the Company’s offices at 1 Ha'Ofe Street, Kadima-Tzoran, 6092000, Israel (the “Meeting”), for the following purposes:

1.	To re-elect Ms. Orit Stav and Mr. Aviad Pundak-Mintz for second terms as external directors, to hold office for 3 years, commencing on their respective date of re-election.

2.	To approve the compensation of our external directors and our independent director.

3.	To approve and adopt a Compensation Policy for the Company’s directors and officers.

4.	To approve the grant of equity awards to our non-executive directors.

5.	To approve the compensation package of the Company’s CEO (including grant of options).

6.	To approve the compensation package of the Company’s Chairman (including grant of options).

7.
To approve the appointment of Somekh Chaikin (a member of KPMG International) as the independent registered public accountants of the Company for the 2018 fiscal year and for such additional period until the next annual general meeting of the shareholders of the Company.

8.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2017.

The Board has fixed the close of business on November 26, 2018 as the record date for determining the holders of record of ordinary shares of the Company, no par value per share (“Ordinary Shares”) entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposals 1, 3 and 5 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

Subject to approval of our Compensation Policy at the Meeting (as detailed under Proposal 3), Proposals 2 and 4 will be ordinary resolutions, which require the affirmative vote of holders of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 6 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

 “Controlling” means the ability to direct the acts of the Company.  Any person holding twenty-five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company, and for the purposes of Proposal No. 1 exclusively, excluding a personal interest that is not related to any ties with a Controlling shareholder.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to a certain proposal where such indication is required, then the vote on the applicable item will not be counted.

Proposal 7 is an ordinary resolution, which requires the affirmative vote of holders of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

The review of the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2017 described in Proposal 8 does not involve a vote of our shareholders.

Further details about these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the Meeting for review at the Company’s offices during regular business hours.

The Board believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 40 of the Articles, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

Position Statements. Shareholders may send the Company position statements on an agenda item in English, no later than December 21, 2018.

By Order of the Board,
Aviv Tzidon
Chairman of the Board
November 21, 2018

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

ii

EVIATION AIRCRAFT LTD.

1 Ha’Ofeh Street, Kadima-Tzoran 6092000, P.O. Box 5062, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

To be Held on December 31, 2018

The enclosed proxy is being solicited by the Board Of Directors (the “Board”) of Eviation Aircraft Ltd. (the “Company,” “we,” “our,” “us”) for use at our annual general meeting of shareholders (the “Meeting”) to be held at the Company’s Offices at 1 Ha'Ofe Street, Kadima-Tzoran, 6092000, Israel, on Monday, December 31, 2018, at 2:00 p.m. (Israel time), or at any adjournment thereof.

At the Meeting, the shareholders of the Company are being asked to consider and adopt the following resolutions:

1.	To re-elect Ms. Orit Stav and Mr. Aviad Pundak-Mintz for second terms as external directors, to hold office for 3 years, commencing on their respective date of re-election.

2.	To approve the compensation of our external directors and our independent director.

3.	To approve and adopt a Compensation Policy for the Company’s directors and officers.

4.	To approve the grant of equity awards to our non-executive directors.

5.	To approve the compensation package of the Company’s CEO (including grant of options).

6.	To approve the compensation package of the Company’s Chairman (including grant of options).

7.
To approve the appointment of Somekh Chaikin (a member of KPMG International) as the independent registered public accountants of the Company for the 2018 fiscal year and for such additional period until the next annual general meeting of the shareholders of the Company.

If you do not indicate on the proxy card whether you are a controlling shareholder or have a personal interest with respect to Proposals no. 1, 3, 5 or 6, your shares will not be voted for Proposals no. 1, 3, 5 or 6.

At the Meeting, management will also review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2017.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby will be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, (but the shareholder did indicate that it does not have a personal interest where required), then in accordance with the recommendations of the Board. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

Any shareholder returning the accompanying proxy card may revoke such proxy card at any time prior to its exercise by any of the following: (i) sending written notice to the Company of such revocation; (ii) executing and delivering to the Company a later-dated proxy card, received by the Company at the address stated above at least 24 hours prior to the Meeting; (iii) voting in person at the Meeting; or (iv) requesting the return of the proxy at the Meeting.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares as of the close of business on November 26, 2018 are entitled to notice of and to vote at the Meeting. The Company had 10,694,820 Ordinary Shares issued and outstanding as of November 21, 2018. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The Articles do not provide for cumulative voting for the election of the directors or for any other purpose.

Legal Quorum. Each Ordinary Share is entitled to one vote on each matter to be voted upon at the Meeting. Subject to the Articles, two or more shareholders present in person or by proxy and holding or representing together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting will stand adjourned one day thereafter at the same time and place or to such other day, time and place as the Board may indicate in a notice to the shareholders. At such adjourned Meeting any number of shareholders will constitute a quorum for the business for which the original Meeting was called.

Votes Required.

Proposals 1, 3 and 5 are special resolutions, which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

Subject to approval of our Compensation Policy at the Meeting (as detailed under Proposal 3), Proposals 2 and 4 will be ordinary resolutions, which require the affirmative vote of holders of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 6 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

 “Controlling” means the ability to direct the acts of the Company.  Any person holding twenty-five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company; and for the purposes of Proposal No. 1 exclusively, a “personal interest” excludes an interest in the resolution that is not related to any ties to a Controlling shareholder.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to indicate if he, she or it has a Personal Interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to a certain proposal where such indication is required, then the vote on the applicable item will not be counted.

Proposal 7 is an ordinary resolution, which requires the affirmative vote of holders of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

The review of the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2017 described in Proposal 8 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained below in this Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 40 of the Articles, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

Position Statements. Shareholders may send the Company position statements on an agenda item in English, no later than December 21, 2018.

By Order of the Board,
Aviv Tzidon
Chairman of the Board
November 21, 2018

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

PRINCIPAL SHAREHOLDERS; EXECUTIVE COMPENSATION

Principal Shareholders

The following table sets forth, as of November 21, 2018, to the Company’s knowledge, information regarding the beneficial ownership by all shareholders who own beneficially more than 5% of our Ordinary Shares. Except where indicated, based on information provided by the owners or disclosed in public regulatory filings in the United States, in accordance with the applicable law, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 10,694,820 shares outstanding as of November 21, 2018.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned[1]
Name and Address[2]	Outstanding Shares	Warrant Shares[1]		Total Shares	Percentage
Aviv Tzidon[3]	4,120,875	20,000	[4]	4,140,875	38.65%
A.O. Tzidon (1999) Ltd.[1]	347,410			347,410	3.25%
Magic Stones Gemstone Import and Marketing Ltd.[5]	4,120,875			4,120,875	38.53%
Michael Ilan Management and Investment Ltd. [5]	347,410			347,410	3.25%
Omer Bar-Yohay	999,000			999,000	9.34%
Dekel Tzidon[6]	749,250			749,250	7.01%
Directors and Officers as a group (consisting of 9 persons)[7]	5,119,875	130,000	[4]	5,249,875	48.50%

1Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary Shares relating to options and warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

2Each shareholder’s address is c/o Eviation Aircraft Ltd., 1 Ha’Ofeh St., Kadima-Tzoran, Israel, 6092000.

3Mr. Aviv Tzidon is the beneficial owner of 347,410 Ordinary Shares held by A.O. Tzidon (1999) Ltd.

4Options to purchase Ordinary Shares were granted to each of our directors, pursuant to our shareholders’ approvals on September 26, 2016 and December 11, 2017.

5Mr. Arrow Pride is the beneficial owner of 4,120,875 Ordinary Shares held by Magic Stones Gemstone Import and Marketing Ltd. and 347,410 Ordinary Shares held by Michael Ilan Management and Investment Ltd.

6 Mr. Dekel Tzidon is the brother of Aviv Tzidon.

7Except for Messrs. Bar-Yohay, Aviv Tzidon and Dekel Tzidon, each of our directors and officers beneficially owns less than 1% of our outstanding shares.

Executive Compensation

For information relating to the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2017, please see “Item 6. Directors, Senior Management and Employees - B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the SEC on April 27, 2018.

At the Meeting, it is proposed that the following resolutions be adopted:

1.          ELECTION OF EXTERNAL DIRECTORS

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to have at least two external directors.

The Companies Law provides that a person may not be appointed as an external director if: (i) the person is a relative of a Controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the 2 years preceding the date of appointment any affiliation with the company, or the Controlling shareholder or its relative; (iii) in a company that does not have a Controlling shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his appointment, to the chairman, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; and (iv) if such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).

In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director. If, at the time an external director is appointed, all members of the board of directors who are not Controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. For a period of 2 years from termination from office, the company or its Controlling shareholder may not give any direct or indirect benefit to the former external director.

The external directors are required to be elected by the shareholders. The term of service of an external director is 3 years and generally, may be extended for up to two additional 3-year terms. The number of terms of external directors of Israeli companies that are traded outside of Israel, such as the Company, may be extended for an unlimited number of additional terms, each for 3 years, if the following criteria are met: (i) the company’s audit committee and board of directors confirmed that in light of such external director’s expertise and unique contribution to the work of company’s board of directors and its committees, his or her continued service is in the Company’s best interest; and (ii) the number of terms the external director has already served, as well as the audit committee’s and board of director’s reasons for the extension of the term were presented to the shareholders prior to their vote on the matter.

All of the external directors of a company must be members of its audit and compensation committees, and any committee of a company’s board of directors that is authorized to carry out one or more powers of the board of directors must include at least one external director.

Pursuant to the Companies Law, at least one of the elected external directors must have “accounting and financial expertise” and any other external director must have “professional qualifications” and/or “accounting and financial expertise” as such terms are defined by regulations promulgated under the law.

Brief biographies of Ms. Orit Stav and Mr. Aviad Pundak-Mintz are set forth below:

Orit Stav (47) was appointed as a director on February 2, 2016. Ms. Stav serves as a director in seven public companies, including I.B.I Investment House Ltd. (TASE:IBI), Elbit Vision Systems Ltd. (OTCBB:EVSNF), Aran Research & Development Ltd. (TASE:ARAN), Israel Canada Ltd. (TASE: ISCN), O.R.T Technologies Ltd. (TASE:ORTC), HBL Hadasit Bio Technology Ltd. (TASE:HDST; OTCBB:HADSY), and Prior-Tech Ltd. (TASE:PRTC). Ms. Stav is a Managing Partner in Israel Innovation Partner, a consultant firm for investments in technology startups.  From January 2006 to March 2010, Ms. Stav represented Siemens Venture Capital (SVC) in Israel and was responsible for all of Siemens’ investments in Israel. Ms. Stav holds an MBA degree from Hertfordshire University, UK, and a B.A. degree (Economics and Management) from Tel Aviv University.

Aviad Pundak-Mintz (54) was appointed as a director on February 2, 2016. Mr. Pundak-Mintz has served as a Venture Partner at Canaan Partners Israel VC fund since its inception in 2014. Previously he served as Venture Partner and General Partner at Gemini Israel Funds. Mr. Pundak-Mintz joined Gemini Israel Funds in 1999 and specialized in the area of enterprise software and SaaS. Prior to becoming a venture capitalist, Mr. Pundak-Mintz held a number of positions in business development and marketing at Nexus Telecommunications (now known as Pointer Ltd.) (NASDAQ: PNTR) and at ECI Telecom Ltd. Mr. Pundak-Mintz was a Director of BlazeMeter from 2012 until it was sold to CA Technologies in 2016. He was a director at dbMotion Ltd. from 2005 until it was sold to Allscripts (NASDAQ: MDRX) in 2013. He was also a board member at Traiana, Inc. which was sold to ICAP plc (LON: NXG) in 2007, ItemField, Inc, which was sold to Informatica (NASDAQ: INFA) in 2006, Diligent Technologies, which was sold to IBM (NYSE: IBM) in 2008 and Neocleus, which was sold to Intel Corporation (NASDAQ INTC) in 2010.  Mr. Pundak-Mintz holds an M.B.A. degree from INSEAD and studied Computer Vision at the Weizmann Institute. Mr. Pundak-Mintz also holds a B.Sc. degree, with honors, in electrical engineering and a B.A. degree in mathematics, with distinction, from Ohio State University.

The Companies Law provides that a nominee for a position of an external director will have declared to the Company that he or she complies with the qualifications for appointment as an external director. Each of Ms. Stav and Mr. Pundak-Mintz has declared to the Company that they comply with the qualifications for appointment as an external director and that they intend to serve as an external director if elected.

The Audit Committee and Board of Directors have determined that each of Ms. Stav and Mr. Pundak-Mintz meets the legal requirements for an external director. Through Ms. Stav’s and Mr. Pundak-Mintz’s executive positions in several companies over the years, each of them has gained substantial experience relevant to the operations of the Company and they may support management in this respect. In addition, their previous service on the Company’s Board and committees has created with each of Ms. Stav and Mr. Pundak-Mintz a deep understanding of the Company, its operations and the challenges it is facing and the Board believes their continued service will be valuable for further Company's development.

At the Meeting, the Board of Directors proposes that the following resolutions be adopted:

“RESOLVED, to re-elect Ms. Orit Stav for a second term as an external director, to hold office for 3 years, commencing on the date of her re-election.”

“RESOLVED, to re-elect Mr. Aviad Pundak-Mintz for a second term as an external director, to hold office for 3 years, commencing on the date of his re-election.”

Vote Required

The approval of this Proposal No. 1 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that: either (i) at least a majority of the shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution voted against the election of the external director does not exceed 2% of the outstanding voting power in the company. For this proposal, a Personal Interest excludes an interest in the resolution that is not related to any ties to a Controlling shareholder.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal No. 1.

2.          APPROVAL OF COMPENSATION OF OUR EXTERNAL DIRECTORS AND INDEPENDENT DIRECTOR

At the Meeting, you will be asked to approve the proposed compensation package for each of our re-elected and future external directors and our current and future independent directors, as detailed below.

The compensation of our external directors is governed by regulations promulgated under the Companies Law (the “Compensation Regulations”). In accordance with the Compensation Regulations, we propose to pay our external directors and our independent director the minimum annual fee and the minimum per meeting attendance fee set forth in the Compensation Regulations. The amounts payable by a company to external directors under the Compensation Regulations are based on the amount of the company’s shareholders’ equity as of the end of the previous year. Accordingly, we expect to pay our external directors and independent director (1) an annual fee of approximately NIS 21,425, and (2) approximately NIS 620 per Board (or committee) meeting, all linked to the Israeli Consumer Price Index, in accordance with applicable law.

In addition, following the recommendation of our Compensation Committee, the Board approved on November 21, 2018 a grant of options to purchase 70,000 Ordinary Shares (the “Options”) to each of our non-executive directors (the “Grantees”), under the 2016 Equity Incentive Plan adopted by the Company (the “Plan”). As such, we propose to grant to each of our external directors (Orit Stav and Aviad Pundak-Mintz) and our independent director (Dan Halutz) Options as mentioned above.

The Options will be granted in accordance with the provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance [New Version] 1961, and will be subject to the Plan. The grant of the Options is subject to obtaining the approval of the shareholders of the Company and each Grantee entering into the Company’s standard option agreement. The grant date will be the date of shareholder approval and the Options will be exercisable for seven (7) years from the grant date. Each Option will be exercisable into one (1) Ordinary Share at an exercise price of $1.00 per share.

The Options will vest in four annual installments as follows: 17,500 options on each of the first, second, third and fourth anniversaries of the grant date, such that four (4) years following the grant date, the Options will be fully vested and exercisable, subject to the Grantee continuing to be a director of the Company through such dates. Notwithstanding the above, the vesting of the Options will accelerate so that all Ordinary Shares underlying the Options will be fully vested and exercisable immediately prior to the occurrence of a Corporate Transaction (as such term is defined in the Plan).

Assuming the adoption of Proposal 1, Ms. Orit Stav and Mr. Aviad Pundak-Mintz will continue to serve as our external directors. Dan Halutz currently serves as our sole independent director. Under the Companies Law, the compensation of directors requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order. The Compensation Committee recommended, and the Board of Directors approved, the aforementioned compensation package in consideration for each of Ms. Stav’s and Mr. Pundak-Mintz’s ongoing services as an external director and Mr. Dan Halutz’s ongoing service as an independent director, and determined that this compensation package is consistent with the Compensation Policy.

Our external directors and our independent director currently comprise all members of our Compensation Committee and Audit Committee. In accordance with the Companies Law, compensation paid to all members of the Compensation Committee and Audit Committee must be equal as between the members of such committee.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that the compensation terms of our reelected external directors (Orit Stav and Aviad Pundak-Mintz) and our independent director (Dan Halutz), all as described in Item 2 of the Proxy Statement, be, and the same hereby are, approved.”

Vote Required

Assuming the approval and adoption of the Compensation Policy as provided in Proposal 3 below, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

3.          APPROVAL OF COMPENSATION POLICY

Background

Under the Companies Law, all public companies are required to adopt a policy governing the compensation of “office holders.” The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief financial officer and any manager who is directly subordinate to the chief executive officer. In general, all office holders’ terms of compensation, including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability, must comply with a company’s compensation policy, once adopted.

Pursuant to the Companies Law, the compensation policy must comply with specified criteria and guidelines and, in general, be based following consideration of, among others, the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company’s risk management policy; (iii) the company’s size and nature of operations; and (iv) with respect to variable elements of compensation (such as bonuses and equity-based awards), the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with his or her role.

Pursuant to the Companies Law, a compensation policy is required to be approved by the Board of Directors, following the recommendation of the Compensation Committee, and by the shareholders (by a special majority), in that order, at least once every three years.

Our Compensation Committee and our Board of Directors have approved the Eviation Aircraft Ltd. Compensation Policy for Office Holders, which is attached hereto as Exhibit A (the “Compensation Policy”).

Summary of the Compensation Policy

The following is a summary of the Compensation Policy and is qualified by reference to the full text thereof:

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Objectives: The Company seeks to ensure that its ability to attract and retain highly-skilled employees in key positions is maintained and that the compensation provided to key employees remains competitive relative to the compensation of similarly situated executives in peer companies and the broader marketplace from which it recruits and competes for talent.

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Compensation instruments: Includes base cash compensation; certain customary benefits and perquisites; performance-based cash incentives and other cash compensation; equity-based compensation; and retirement and termination of service arrangements.

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Performance-based compensation: The Company aims to closely align the interests of the executive officers with those of our shareholders in order to enhance shareholder value. The Company aims to balance the mix of fixed compensation (base salary, benefits and perquisites) and variable compensation (cash bonuses and equity-based awards) pursuant to the ranges set forth in the Compensation Policy in order, among other things, to tie the compensation of each executive officer to the Company’s financial and strategic achievements and enhance the alignment between the executive officer’s interests and the long-term interests of the Company and its shareholders.

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Internal compensation ratio: The Company will target a ratio between overall compensation of the executive officers and the average and median salary of the other employees of the Company, as set forth in the Compensation Policy, to ensure that levels of executive compensation will not have a negative impact on employee morale at the Company.

•	Base cash compensation, benefits and perquisites: The Compensation Policy provides guidelines and criteria for determining base cash compensation, benefits and perquisites for executive officers.

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Cash bonuses: The Compensation Policy provides for annual cash bonuses, which may be awarded to executive officers pursuant to the guidelines and criteria, including caps, set forth in the Compensation Policy.

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“Clawback”: In the event of an accounting restatement, the Company would be entitled to recover from current executive officers bonus compensation in the amount of the excess over what would have been paid under the accounting restatement, with a three-year look-back.

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Equity-based awards: the Company’s policy is to provide equity-based compensation (such as options to purchase the Company’s ordinary shares or other equity-based instruments, including restricted share units, restricted shares and share appreciation rights, which may be awarded to executive officers pursuant to the guidelines and criteria, including minimum vesting periods, set forth in the Compensation Policy.

•	Retirement and termination: The Compensation Policy provides guidelines and criteria for determining retirement and termination arrangements of executive officers, including limitations thereon.

•	Exculpation, indemnification and insurance: The Compensation Policy provides guidelines and criteria for providing directors and executive officers with exculpation, indemnification and insurance.

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Directors: The Compensation Policy provides guidelines for the compensation of our non-executive directors in accordance with applicable regulations promulgated under the Companies Law, and for equity-based awards that may be granted to directors pursuant to the guidelines and criteria, including minimum vesting period, set forth in the Compensation Policy.

•	Applicability: the Compensation Policy will apply to all compensation agreements and arrangements that will be approved after the date on which the Compensation Policy is approved by the shareholders.

•	Review: the Compensation Committee and the Board of Directors will review and reassess the adequacy of the Compensation Policy from time to time, as required by the Companies Law.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve and adopt the Compensation Policy for the Company's directors and officers, attached as Exhibit A hereto.”

Vote Required

The approval of this Proposal No. 3 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that: either (i) at least a majority of the shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the adoption of the Compensation Policy; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution voted against the adoption of the Compensation Policy does not exceed 2% of the outstanding voting power in the company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal No. 3.

4.          APPROVAL OF A GRANT OF EQUITY AWARDS TO OUR NON-EXECUTIVE DIRECTORS

Following the recommendation of our Compensation Committee, the Board approved on November 21, 2018 a grant of Options to each of our external directors and non-executive directors (i.e., all of the members of our Board of Directors except for our chairman Aviv Tzidon) under the Plan.

The Options, to the extent possible under applicable law with respect to each director, will be granted in accordance with the provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance [New Version] 1961, and will be subject to the Plan. The grant of the Options is subject to obtaining the approval of the shareholders of the Company and each Grantee entering into the Company’s standard option agreement. The grant date will be the date of approval and the Options will be exercisable for seven (7) years from the grant date. Each Option will be exercisable into one (1) Ordinary Share at an exercise price of $1.00 per share.

The Options will vest in four annual installments as follows: 17,500 options on each of the first, second, third and fourth anniversaries of the grant date, such that four (4) years following the grant date, the Options will be fully vested and exercisable, subject to the Grantee continuing to be a director of the Company through such dates. Notwithstanding the above, the vesting of the Options will accelerate so that all Ordinary Shares underlying the Options will be fully vested and exercisable immediately prior to the occurrence of a Corporate Transaction (as such term is defined in the Plan).

Except for our external directors, our independent director and our Chairman of the Board, our directors do not receive any cash compensation.

The grants proposed under this Proposal 4 are to each of the following: Avi Nachmias, Avi Toledano and Eyal Rosner. The grant of Options to our external directors and independent director is being proposed for the approval of the Shareholders under Proposal 2 above, and is expressly excluded from this Proposal 4.

At the Meeting, the Board will propose that the following resolution be adopted:

“RESOLVED, that the grant of options to the Company’s non-executive directors other than the Company's external directors and independent director (Avi Nachmias, Avi Toledano and Eyal Rosneri) under the terms set forth in Proposal 4 of the Proxy Statement, is hereby approved.”

Vote Required

Subject to the approval and adoption of the Compensation Policy as provided in Proposal 3 above, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

5.          APPROVAL OF THE COMPENSATION OF THE COMPANY’S CEO (INCLUDING GRANT OF OPTIONS)

Following the recommendation of our Compensation Committee, the Board approved on November 12, 2018 the compensation package of our Chief Executive Officer, Omer Bar-Yohay (the “CEO”), as provided below. The compensation package was approved in view of a potential investment in the Company’s share capital of at least US$ 9,500,000 (the “Investment Transaction”).

The proposed terms of compensation are as follows:

1.
The CEO’s gross monthly base salary (currently NIS 50,000) will be increased to NIS 66,000, plus customary benefits which include, managers’ insurance, education fund, car expenses and long-term disability insurance.

2.
In addition, the CEO will be granted options to purchase 1,500,000 of the Company’s Ordinary Shares (the “CEO Options”). The CEO Options, to the extent possible under applicable law, will be granted in accordance with the provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance [New Version] 1961, and will be subject to the Plan. The grant of the Options is subject to obtaining the approval of the shareholders of the Company and the CEO entering into the Company’s standard option agreement. The grant date will be the later of: (i) the date of approval by the shareholders and (ii) the date of the closing of the Investment Transaction (the “CEO Grant Date”). The CEO Options will be exercisable for seven (7) years from the CEO Grant Date. Each CEO Option will be exercisable into one (1) Ordinary Share at an exercise price of $1.00 per share.

The CEO Options will vest in four annual installments as follows: 375,000 options on each of the first, second, third and fourth anniversaries of the CEO Grant Date, such that four (4) years following the CEO Grant Date, the CEO Options will be fully vested and exercisable, subject to the CEO continuing to be engaged by the Company or its affiliate through such dates. Notwithstanding the above, the vesting of the CEO Options will accelerate so that all Ordinary Shares underlying the CEO Options will be fully vested and exercisable immediately prior to the occurrence of a Corporate Transaction (as such term is defined in the Plan).

The above compensation shall commence upon the closing of the Investment Transaction.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the compensation of the Company’s Chief Executive Officer under the terms set forth in Proposal 5 of the Proxy Statement.”

Vote Required

The approval of this Proposal No. 5 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that: either (i) at least a majority of the shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution, are voted in favor of the proposed compensation of the Company’s Chief Executive Officer; or (ii) the total number of shares of shareholders who are not Controlling shareholders and who do not have a Personal Interest in the resolution voted against the proposed compensation of the Company’s Chief Executive Officer does not exceed 2% of the outstanding voting power in the company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal No. 5.

6.          APPROVAL OF THE COMPENSATION OF THE COMPANY’S CHAIRMAN (INCLUDING GRANT OF OPTIONS)

Following the recommendation of our Compensation Committee, the Board approved on November 12, 2018 the compensation package of the Chairman of our Board, Aviv Tzidon (the “Chairman”), as provided below. The compensation package was approved in view of the Investment Transaction.

The proposed terms of compensation are as follows:

1.
The Chairman’s gross monthly base salary (currently none) will be increased to NIS 50,000, plus customary benefits which include, managers’ insurance, education fund, car expenses and long-term disability insurance.

2.	In addition, the Chairman will be granted options to purchase 1,600,000 Ordinary Shares (the “Chairman Options”).

The Chairman Options are subject to the Plan, and the grant of the Chairman Options is subject to obtaining the approval of the shareholders of the Company and the Chairman entering into the Company’s standard option agreement. The grant date will be the later of: (i) the date of approval by the shareholders and (ii) the date of the closing of the Investment Transaction (the “Chairman Grant Date”). The Chairman Options will be exercisable for seven (7) years from the Chairman Grant Date. Each Chairman Option will be exercisable into one (1) Ordinary Share at an exercise price of $1.00 per share.

The Chairman Options will vest in five annual installments as follows: 320,000 options on each of the first, second, third, fourth and fifth anniversaries of the Chairman Grant Date, such that five (5) years following the Chairman Grant Date, the Chairman Options will be fully vested and exercisable, subject to the Chairman continuing to serve as Chairman of the Board through such dates. Notwithstanding the above, the vesting of the Chairman Options will accelerate so that all Ordinary Shares underlying the Chairman Options will be fully vested and exercisable immediately prior to the occurrence of a Corporate Transaction (as such term is defined in the Plan).

The above compensation shall commence upon the closing of the Investment Transaction.

The Company's Chairman is also a Controlling shareholder of the Company. In accordance with the provisions of the Companies Law, the approval of a transaction between a company and a Controlling shareholder in which the Controlling shareholder serves as an office-holder regarding the terms of his engagement by the company requires approval by a special majority as set forth below and such terms are limited to three years. As such, the proposed terms of compensation are limited to three years following the date of the Meeting, whereupon their extension shall be subject to approval as required under applicable law.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the compensation of the Company’s Chairman under the terms set forth in Proposal 6 of the Proxy Statement.”

Vote Required

The approval of this Proposal No. 6 requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that: either (i) at least a majority of the shares of shareholders who do not have a Personal Interest in the resolution, are voted in favor of the proposed compensation of the Company’s Chairman; or (ii) the total number of shares of shareholders who do not have a Personal Interest in the resolution voted against the proposed compensation of the Company’s Chairman does not exceed 2% of the outstanding voting power in the company..

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal No. 6.

7.	REAPPOINTMENT OF SOMEKH CHAIKIN (A MEMBER OF KPMG INTERNATIONAL) AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS OF THE COMPANY

Under the Companies Law, the shareholders of the Company are authorized to appoint the Company’s independent auditors.

Following the recommendation by the Board, it is proposed that Somekh Chaikin (a member of KPMG International) be re-appointed as the independent registered public accountants of the Company for the 2018 fiscal year and the period ending at the close of the next annual general meeting. Somekh Chaikin (a member of KPMG International) has served as the Company’s independent registered public accountants since 2016.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Somekh Chaikin (a member of KPMG International) during 2017:

	Year Ended December 31, 2017
	Amount	Percentage
Audit Fees (1)	$30,000	85.71%
Tax Fees (2)	$5,000	14.29%
Total	$35,000	100%

(1)
Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit, services provided in connection with audit of our internal control over financial reporting and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees are fees for professional services rendered by our auditors for tax compliance, tax planning and tax advice on actual or contemplated transactions

At the Meeting, the Board will propose that the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment of Somekh Chaikin (a member of KPMG International) as the independent registered public accountants of the company for the 2018 fiscal year and the period ending at the close of the next annual general meeting.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

8.          REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2017 will be presented for review. The Company’s Audited Consolidated Financial Statements were filed by the Company with the SEC on Form 20-F on April 27, 2018, and appear on its website: www.sec.gov. These financial statements are not a part of this Proxy Statement. This item will not involve a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. For a shareholder proposal to be considered for inclusion in the Meeting, we must receive the written proposal in English at our offices no later than November 28, 2018.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and other reports with, and furnishes other information to the SEC.  You may read and copy any reports, statements, or other information, we file or furnish at the SEC’s Public Reference Room at 100 F Street, N.E. Washington, DC 20549, at the SEC’s prescribed rates.  Please call the SEC at 800-SEC-0330 for further information on the Public Reference Room.  The address of this website is http://www.sec.gov.

The Company is incorporated in Israel and is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and in Rule 405 under the Securities Act of 1933, as amended.  Therefore, it files annual reports pursuant to Section 13 of the Exchange Act on Form 20-F and furnishes reports on Form 6-K.

Pursuant to Rule 3a12-3 under the Exchange Act regarding foreign private issuers, the proxy solicitation of the Company is not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in its equity securities by their officers and directors are exempt from Section 16 of the Exchange Act.